

02041546

P.E 6-3-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934



For the month of _____June_____2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: June 14, 2002   By: _____
                              William G. E. Jacobs

02-06-14 6k

CRGH

PRESS RELEASE

Electrolux Board authorizes additional purchase of own shares

(ELUX) The Electrolux Board has authorized additional share repurchases in accordance with the authorization by the Annual General Meeting of Shareholders in April 2002.

The Annual General Meeting authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting. Shares of series A and/or B may be acquired on condition that after each transaction the company owns a maximum of 10% of the total number of shares.

Following the reduction of the share capital of AB Electrolux in May 2002, the company's share capital consists of 10,000,000 A-shares and 328,712,580 B-shares, totalling 338,712,580 shares. Electrolux currently owns 9,148,000 previously repurchased B-shares, corresponding to 2.7% of the total number of shares.

On the basis of the Group's financial statements for the year 2001, and the closing price of SEK 176.50 on June 12, 2002, a buy-back of 7.3% of the shares would have led to an increase in net income per share for 2001 from SEK 11.35 to approximately SEK 11.80 as well as an improvement of return on equity from 13.2% to 15.0%. Based on the Group's financial report for the first quarter of 2002, a buy-back of 7.3% of the shares would increase the net debt/equity ratio from 0.37 to 0.60.

The Electrolux Group is the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2001, Electrolux had sales of SEK 135.8 billion and 87,000 employees.

Further information
Electrolux Press Hotline is available at +46 8 657 65 07

For cancellation of or changes to this fax distribution service, please return this document, with your name, company, and fax number, stating what you want to change, to fax no +46 8 738 74 61.

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	INVESTOR RELATIONS	WEBSITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 738 60 03	www.electrolux.com